Exhibit 1

FOR IMMEDIATE RELEASE	6 June 2013

WPP plc (“WPP”)

WPP agrees to acquire a 49% stake in Heureka Group in Poland

WPP announces that its wholly-owned operating network VML,the global digital marketing agency, has agreed to acquire a 49% stake in Heureka Group, a leading Polish digital agency.

Heureka Group is a full-service interactive advertising agency specializing in digital advertising and social media campaigns. The Group consists of two main creative agencies, Heureka and Pride & Glory, and a proprietary social analytics tool called Brand Fibres.

Heureka Group was founded in 2008 by Michal Adamkiewicz-Wolniak, Joanna Adamkiewicz-Wolniak, Dariusz Andrian, Piotr Friedberg and Dawid Szczepaniak, Clients include Orange, Danone Group, Philips, Nestle, Microsoft, BRE Bank and PZU. Heureka employs 150 people in offices in Warsaw and Krakow.

Heureka Group’s unaudited revenues for the year ended 31 December 2012 were approximately Euro 6.8 million, with gross assets at the same date of approximately Euro 2.4 million. Under the terms of the acquisition, WPP has the option to acquire majority ownership at a future date. Following the transaction, Heureka Group will rebrand as VML.

This investment continues WPP’s strategy of developing its services in fast-growing and important markets and sectors and strengthening its capabilities in digital media. WPP’s digital revenues (including associates) are budgeted to exceed US$6 billion in 2013, representing over 33% of the Group’s total revenues. WPP has set a target of 35-40% of revenue to be derived from digital in the next five years.

Collectively, WPP companies in Poland employ over 1,000 people (including associates) with revenues of over US$100 million. In Central and Eastern Europe, the Group collectively employs around 6,000 people (including associates) with revenues of over US$600 million.

Contact:

Feona McEwan, WPP                         +44 (0)207 408 2204